Exhibit 12
MARRIOTT INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
($ in millions, except ratio)	March 31, 2016	March 31, 2015
Income before income taxes	$326	$307
Income related to equity method investees	—	(3)
	326	304
Add/(deduct):
Fixed charges	60	57
Interest capitalized	—	(7)
Distributed income of equity method investees	—	1
Earnings available for fixed charges	$386	$355
Fixed charges:
Interest expensed and capitalized (1)	$47	$43
Estimate of interest within rent expense	13	14
Total fixed charges	$60	$57
Ratio of earnings to fixed charges	6.4	6.2

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12